Mail Stop 6010

      June 24, 2005

Via Facsimile and U.S. Mail

Mr. David Dalton
Chief Executive Officer
Univec, Inc.
4810 Seton Drive
Baltimore, MD   21215

Re:	Univec, Inc.
	Items 4.01 and 4.02 Form 8-K
      Filed June 13, 2005
	File No. 0-22413

Dear Mr. Dalton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K dated June 9, 2005

Item 4.01 - Change in Registrant`s Certifying Accountant

1. Disclose whether the former auditor`s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. See Item 304(a)(1)(ii) of Regulation
S-B.

2. Refer to the third paragraph of the Form 8-K where you identify accounting disagreement. For the disagreement, please tell us supplementally:

1) what period the disagreement relates to,
2) the nature of the disagreement including the company`s position and the former accountant`s position at the time of the disagreement,
3) the amounts involved,
4) why the disagreement could not be resolved or how it was resolved,
5) how and by whom any amounts were determined, and
6) whether or not you intend to restate any prior period for any adjustment, and if not, why.

3. With respect to the disagreement with the former accountant, revise the Form 8-K to provide all the information required by Item
304(a)(1)(C)-(E) of Regulation S-B.

4. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your
Item 304 disclosures, or the extent to which the accountant does not agree.

Item 4.02 - Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Report

5. Please amend the filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. Refer to Item 4.02(b)
of Form 8-K.

6. Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to
Item 4.02(b). Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

7. Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will file the related reports.

8. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K for the period ended December 31, 2003 and 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

9. Please file a new Item 4.01 Form 8-K as soon as you engage a new accountant.


*    *    *    *

























       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call David Burton at (202)
551-3626.

							Sincerely,


							David Burton
							Staff Accountant



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Mr. David Dalton
Univec, Inc.
June 24, 2005
Page 4